Legg Mason Partners Equity Trust
Legg Mason Lifestyle Allocation 85%
Sub-item 77M


       Legg Mason Lifestyle Allocation 85%, pursuant to the
Agreement and Plan of Reorganization, acquired the assets and liabilities of Legg Mason Lifestyle Allocation 100%, effective
April 21, 2011.